Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2004, as amended April 16, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on April 16, 2004, and is incorporated by reference into this filing.

The World Leader in Serving Science April 2004

Safe Harbor Statement
Fisher at a Glance
Market Dynamics are Favorable
Company Capabilities
Key Strategies
Improved Product Mix
Apogent Transaction Rationale
Sales Growth
Earnings Per Share Growth
Strong Operating Cash Flow
Summary of Guidance
Investment Highlights
Fisher Scientific International Inc.
Additional Information
FORWARD LOOKING STATEMENTS
ADDITIONAL INFORMATION ABOUT THE MERGER

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher's and Apogent's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include (1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update information contained in this news release except as required by law. Safe Harbor Statement

Fisher at a Glance - Founded in 1902 Proprietary 60% Distributed 40% 80% Consumable * Midpoint of management estimates and includes effect of the Apogent transaction. 350,000 customers Global scientific research $20 U.S. clinical laboratory $10 2004E* Sales $4.6B EPS $2.81 Growing Markets ($ Bils) Favorable market dynamics Focus on Life Sciences Powerful channel position Diverse Customer Base Increasing earnings Product and Service Mix Ongoing margin improvement $1.1 billion footprint 800 sales specialists

7 Scientific Research 75% Clinical Lab 25% No Customer > 2.5% of Sales Market Dynamics are Favorable Pharma 0.23 Hospitals 0.17 Reference Labs / Other 0.08 Other 0.33 Medical Research 0.08 Colleges and Universities 0.11 Pressure on drug development costs Aging population R&D spending steadily increasing Growth in homeland security spending

The Fisher brand Global logistics Industry-leading sales force Sales reps 1,500 Technical specialists 800 Customer service reps 1,200 Company Capabilities

Key Strategies Increase proprietary product and service offering to enhance margins Capitalize on high growth life science footprint to accelerate revenue growth Pursue promising acquisition candidates Increase earnings and cash flow Apogent - A perfect fit 11

Improved Product Mix Life Science Products 0.33 Scientific Research Products 0.18 Other Equipment 0.17 Clinical Lab Products 0.32 Based on pro forma 2004 sales Life Science Products 0.18 Scientific Research Products 0.55 Lab Workstations 0.09 Clinical Lab Products 0.23 Pro forma 2004 sales $5 billion 13

Apogent Transaction Rationale Enhances portfolio of proprietary products and services Increases Fisher's life science footprint to $1.1 billion Strengthens Fisher's healthcare business Provides significant cost savings opportunities Increases cash flow generation 15

Sales Growth ($ in Billions) 2000 2001 2002 2003 2004F* 2005F* *Midpoint of management estimates and assumes Apogent transaction closes in early 3rd quarter, 2004. Excludes the impact of foreign exchange. CAGR: 16%

Earnings Per Share Growth ($ in Millions) 2000 2001 2002 2003 2004F* 2005F* Excludes goodwill amortization, restructuring and nonrecurring expenses. * Midpoint of management estimates and assumes Apogent transaction closes in early 3rd quarter, 2004. Excludes the effect of conversion of contingent convertible notes. Based on 94.5 million shares in 2004 and 122.0 million shares in 2005. CAGR: 24% Operating Margins 6.8% 7.3% 7.5% 7.8% 10.6% 13.4%

Strong Operating Cash Flow 2000 2001 2002 2003 2004F 2005F ($ in millions) Free cash flow is cash from operations less capital expenditures. * Midpoint of management estimates and assumes Apogent transaction closes in early 3rd quarter, 2004. Memo: Free Cash Flow $78 $119 $115 $138 $215 $395 * *

Summary of Guidance Note: Excludes goodwill amortization, restructuring and nonrecurring expenses and related charges. $ in millions, except EPS

Investment Highlights Strong earnings and cash flow growth Favorable market dynamics Significant margin enhancement opportunities Strong management team

The World Leader in Serving Science

In connection with the proposed merger, Fisher Scientific and Apogent Technologies will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement, including one that was filed on April 16, 2004. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC's Web site at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, 1 Liberty Lane, Hampton, NH 03842 or from Fisher's Web site at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801, or from Apogent's Web site at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger. Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement/prospectus regarding the merger, which was filed with the SEC on April 16, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent's 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Apogent and its respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger filed on April 16, 2004. Additional Information

* * *

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the proxy statement for Fisher’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on April 10, 2003. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.